

Good Girls Bread and Beverage is not accepting investment.

View investment opportunities on Mainvest

Edit Profile Watch this investment opportunity Share
Women-ownedLGBTQ-owned
Good Girls Bread and Beverage

New American Restaurant

238 Bridge St Phoenixville, PA
Phoenixville, PA 19480
Get directions
Profile
Data Room
Discussion
This is a preview. It will become public when you start accepting investment.
Early Investor Bonus: The investment multiple is increased to 2× for the next $80,000 invested.
This is a preview. It will become public when you start accepting investment.
THE PITCH
Good Girls Bread and Beverage is seeking investment to open our funky, bakery-to-pub cafe and hangout in up-and-coming Phoenixville, PA.
THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.
REVIEW SPECIFICS
This is a preview. It will become public when you start accepting investment.
OUR MISSION

We are creating the city bakery and bar experience in the suburbs in a way that no existing Phoenixville pub has yet done: infusing freshness and innovation into that friendly, warm, "I-know-a-great-spot" feeling. Our streamlined bakery-to-pub concept ensures day time and nighttime sales. Above all, we offer inticing bread, carefully-crafted bites, inventive drinks, and a charming, funky atmosphere.

This is a preview. It will become public when you start accepting investment.
Previous
Next
This is a preview. It will become public when you start accepting investment.
THE COMPETITION

While walking down Bridge Street, you might think you're seeing double.

Bridge Street has an excess of the same types of venues: industrial-style breweries, sit-down bistros, and Irish pubs. In contrast, there are no bread bakeries and only one coffeehouse in town.
This lack of variety offers an interesting niche to fill.
Good Girls wants to bring something new to a town hungry for innovation. Our decor is cozy and inspiring, filled with twinkling lights, local art, and the aroma of freshly baked bread, and our food menu boasts seasonal and global dishes that can't be found elsewhere in town.
This is a preview. It will become public when you start accepting investment.
BUSINESS MODEL

Our business model is two-fold:

Our ovens will provide artisan sourdough bread to the many existing Phoenixville restaurants through commercial contracts, ensuring sales before customers even walk through the door.
Our charming front-of-house will draw in guests both day and night for convenient breakfast or snacks like bagels and coffee, or dinner and drinks. They may also be tempted to take some bread home with them!
This is a preview. It will become public when you start accepting investment.
THE TEAM
Sarah Holland
Owner, Chef

Sarah Holland is an experienced baker, chef and industry professional. Her love of baking prompted her to study and graduate from The Restaurant School of Walnut Hill College with a degree in the science of pastry arts (2010).

Her journey is driven by science and its relationship with food. Her ambition to succeed pushed her to evolve and learn different approaches to cuisine. Utilizing the scientific approach, Sarah's dishes stand tall among the rest with bright flavors. She takes pride in using cooking and baking to create memories and experiences in her audiences.

Sarah's career has informed her knowledge and experience stretching from food truck management, to French pastry, to cheffing at a Mexican restaurant and everything in between!

Her appetite for her craft is on the rise, just like her bread!

Maddie Rumpf
Owner, Hospitality Expert

Since childhood, food has been Maddie's favorite way
to show care to others. As a youngster, she cooked for others constantly and dreaming up restaurant concepts was a favorite pastime. Since then, she has worked for over 12 years in a variety of restaurants in Pennsylvania and in Chicago where she learned about different ways to balance cuisine and atmosphere to make something special.

Although Maddie loves to invent new dishes, her professional expertise is in managing front- of-house. She is currently the bar manager of a Mexican fusion restaurant in Exton. She creates cocktails, crunches the numbers, pairs food and beverage, helps plan events, and mentors the staff in providing excellent service. Her drive to care for others through food informs her approach to both customer service and employee management.

She believes that food, drinks, ambiance and service should be playful and exciting, and that a humble concept can push boundaries and have guests hungry for more.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $10,700
Kitchen Equipment $11,400
Restaurant Construction $53,100
Mainvest Compensation $4,800
Total $80,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $581,434 $627,949 $678,185 $732,440 $791,035
Cost of Goods Sold $118,679 $128,173 $138,426 $149,500 $161,459
Gross Profit $462,755 $499,776 $539,759 $582,940 $629,576

EXPENSES

Rent $32,800 $33,620 $34,460 $35,321 $36,204
Utilities $14,400 $14,400 $14,400 $14,400 $14,400
Salaries $174,494 $174,494 $174,494 $174,494 $174,494
Repairs & Maintenance $4,800 $4,920 $5,043 $5,169 $5,298
Legal & Professional Fees $4,800 $4,800 $4,800 $4,800 $4,800
Operating Profit $231,461 $267,542 $306,562 $348,756 $394,380
This information is provided by Good Girls Bread and Beverage. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
EIN Document.pdf
Ciao LLC Document.pdf
GoodGirls-BusinessPlan.4.10.pdf
Investment Round Status
Target Raise $80,000
Maximum Raise $150,000
Amount Invested $0

Investors 0
Investment Round Ends July 1st, 2022
Summary of Terms
Legal Business Name Ciao Bread and Beverage
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $80,000 invested
2×
Investment Multiple 1.6×
Business's Revenue Share 3.5%-6.6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2028
Financial Condition
Forecasted milestones

Lucky's Bread and Beverage forecasts the following milestones:

Secure lease in Phoenixville, PA by May 2022.

Hire for the following positions by January 2023: [Bartender, Cook, Dishwasher/Prep]

Achieve [$581,000] revenue per year by [December 2023].

Achieve [$791,000] profit per year by [December 2028].

No operating history

Good Girls Bread and Beverage was established in August 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well. We have done successful pop-up operations out of ghost kitchens. One being a massive bread sale including pretzels, bagels, jams and spreads. We also did a Holiday cheese board sale. All of these were done from scratch with our brand and only online sales.

Other outstanding debt or equity

As of April 2022, Good Girls Bread and Beverage has debt of $0 outstanding. We have already attained majority of the kitchen equipment, plate ware and silverware. We have great momentum and drive. Everything we have done has been with our own money and we're about halfway there. We need to finish outfitting our space with basic construction and purchase furniture.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Good Girls Bread and Beverage to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Good Girls Bread and Beverage competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience.

Our Bakery-to-Pub Concept offers something people in Phoenixville haven't seen before. We are very unique and our menu reaches out to all styles and preferences.

Reliance on Management

As a securities holder, you will not be able to participate in Good Girls Bread and Beverage's management or vote on and/or influence any managerial decisions regarding Good Girls Bread and Beverage.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. Research had been done on the Phoenixville, PA area. Our forecasting was completed based on the yearly sales of the neighboring restaurants, and their product price points. Square footage was taken into account as well. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Good Girls Bread and Beverage is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt Good Girls Bread and Beverage

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Good Girls Bread and Beverage's financial performance or ability to continue to operate. In the event Good Girls Bread and Beverage ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Good Girls Bread and Beverage nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Good Girls Bread and Beverage will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Good Girls Bread and Beverage is allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Good Girls Bread and Beverage or management), which is responsible for monitoring Good Girls Bread and Beverage's compliance with the law. Good Girls Bread and Beverage will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Good Girls Bread and Beverage is significantly more successful than your initial expectations.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Good Girls Bread and Beverage to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

This information is provided by Good Girls Bread and Beverage. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.

Investor Discussion

Good Girls Bread and Beverage isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.

About Us

Blog

Press

FAQ

Referral Program

Business Resource Center

Support Center

Educational Materials

Contact Us

Terms of Service

Privacy Policy